Exhibit 99.1

SINA Corporation Reminds Shareholders to Vote “FOR” SINA Director,

Yichen Zhang, on the WHITE Proxy Card TODAY

Highlights the Strength of SINA Board and Record of Transformative Growth and Value Creation

Urges Shareholders to Vote “AGAINST” the Election of Each of Aristeia’s Nominees

BEIJING, Oct. 26, 2017 — SINA Corporation (“SINA” or the “Company”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, urged shareholders to vote TODAY “FOR” the re-election of SINA nominee, Yichen Zhang, and “AGAINST” each of Aristeia’s nominees, Brett Krause and Thomas Manning, on the WHITE proxy card. The Company’s upcoming 2017 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on November 3, 2017 is fast approaching, and all shareholders’ votes are extremely important, no matter how many shares they own. SINA shareholders of record at the close of business on September 20, 2017 are entitled to attend and vote at the Annual General Meeting.

For shareholders owning shares in “street name” or through a broker-dealer, to ensure your shares are represented at the Annual General Meeting, please vote by telephone or Internet before 11:59 p.m., Eastern Daylight Time, on Tuesday, October 31, 2017, or 11:59 a.m., Hong Kong Time, on Wednesday, November 1, 2017. SINA’s proxy statement and other important information related to the Annual General Meeting can be found on the Company’s website at http://corp.sina.com.cn/eng/AGM/.

SINA encourages shareholders to vote for continued value creation, focused execution of a long-term strategic plan and highly-qualified directors with relevant experience by voting “FOR” SINA nominee, Yichen Zhang, and “AGAINST” each of Aristeia’s nominees. SINA reminds shareholders of the following:

1.              Your Board of Directors and management team have delivered strong recent operating performance, share price appreciation above market and peers, and significant shareholder returns, including:

•             second quarter 2017 record high 235% year-over-year non-GAAP income from operations growth and record high 48% year-over-year net revenue growth;

•             approximately 165% appreciation of SINA’s share price since Charles Chao, Chairman and CEO of SINA, made a significant investment in SINA and became the Company’s largest shareholder1;

•             approximately 171% three-year growth in SINA’s share price, outperforming the NASDAQ Composite Index and a diversified peer set2; and

•             approximately US$1.6 billion delivered to SINA shareholders through share repurchases and distributions of Weibo shares, representing more than 12% of SINA’s total holdings in Weibo.3

The market recognizes the value your current Board of Directors has created and continues to create. SINA trades at a P/E ratio of 42x, versus the mean P/E ratio of 34x for a comparable group of Chinese Internet companies.4

1  Based on SINA’s closing share price on May 29, 2015 and October 25, 2017. Source: Nasdaq.

2  All metrics are based on market data as of October 25, 2017. Peer set based on equal-weighted mean of peers: AMZN, BABA, CTRP, WUBA, GOOG, ATHM, JD, SOHU, BIDU, FENG, VIPS and SFUN. Source: Nasdaq.

3  Value based on Weibo closing share price as of October 25, 2017. Source: Nasdaq.

4  P/E ratio is calculated as share price divided by EPS. Companies included in the mean are 700-HK (Tencent), BABA, BIDU, NTES, CTRP, WUBA, ATHM, BITA, YY, MOMO, VIPS and SINA. Company share prices as of October 9, 2017. Source: Bloomberg.

2.              The successful incubation of Weibo and transformation of SINA’s core business underscore your Board’s and management team’s long-term vision and strong execution. Over the last several years, your highly engaged and active Board has overseen a transformative strategy for SINA and Weibo that continues to drive innovation and create significant value. SINA proactively adapted our strategy to expand and enhance our mobile advertising platform. Advertising has been a main source of SINA’s revenues since its inception, and our strategy leverages the power of Weibo — a business that was 100% incubated under the guidance of your Board — to achieve cross-platform financial and operational synergies to grow revenues and deliver value, including with our Fintech businesses. Ahead of taking Weibo public in 2014, your Board developed an incubation strategy that included identifying key investments to support Weibo’s infrastructure and providing support on talent, technology, resources and capital that have fueled Weibo’s tremendous growth and outperformance.

3.              Your current SINA Board has the right mix of leadership experience covering all critical areas. Currently, you are represented by a Board of Directors that is highly qualified, is committed to acting in your best interests, and has been carefully selected to ensure the right mix of skills and expertise that is critical to overseeing a leading online media company in China. Your Directors collectively bring relevant expertise in China’s Internet industry, professional online media and social media businesses, and finance and asset management at publicly-traded companies. Your Board’s financial, operational and corporate governance leadership provides a deep understanding of how best to manage the financial and investment functions of publicly-traded companies operating in China.

In contrast, Aristeia is seeking to implement a risky, short-term interest driven and value-destructive process for SINA and Weibo that focuses on achieving terminal value to support Aristeia’s own funding needs at the expense of ALL SINA shareholders. We believe that Aristeia’s proposals merely consist of financial engineering maneuvers that will introduce substantial risk to your company, including certain proposals that are simply not feasible and will not create sustainable shareholder value.

As Institutional Shareholder Services (“ISS”), a leading proxy advisory firm, underscored in its October 19, 2017 report, “there are possible regulatory challenges and viable counterarguments facing each of [Aristeia’s] four proposals.”5 ISS stated6:

1.              “Selling SINA to a third party: Selling the [C]ompany to a non-Chinese third party seems to be a non-starter…”

2.              “Splitting off SINA’s Weibo stake: A transaction involving a change of control of Weibo could be subject to the national security and antitrust enforcement provisions…”

3.              “Negotiating a reverse merger: Here, Alibaba’s stake in Weibo could present a hurdle…”

4.              “Increasing buybacks: The [C]ompany has extended its 2016 share buyback program…”

ISS added, “While none of the proposals above should necessarily be precluded from exploration, it seems that the two most accessible alternatives—SINA share buybacks and partial Weibo share distributions—are strategies that the [C]ompany is already engaging in, with the main dispute among the parties being the amount and timing of said buybacks and distributions.”7

5  Permission to use quotation neither sought nor obtained.

6  Permission to use quotations neither sought nor obtained.

7  Permission to use quotation neither sought nor obtained.

Furthermore, Aristeia’s nominees, Messrs. Krause and Manning, lack the relevant skills, experience and fundamental understanding of SINA’s business model, as well as the Chinese regulatory environment and public companies operating in the Internet and media industries in China. Mr. Krause has no public board experience, and ISS agrees, “Since the [C]ompany is subject to a high degree of regulation by the [People’s Republic of China], prior public board experience in China seems to be an important risk mitigant at the present moment.”8 In addition, we believe Mr. Manning is already over-committed in serving on the boards or holding executive positions at eight companies, including as Chairman or as a Committee member at three companies, and as a lecturer at a university. He also resides in Illinois, USA. Governance experts emphasize the importance of directors’ committing sufficient focus and time to the boards they serve on, and we believe Mr. Manning is unlikely to have the capacity to serve as an effective director on the SINA Board.

We also question the independence of Messrs. Krause and Manning, who have collectively been paid approximately US$160,000 for the participation in Aristeia’s wasteful proxy contest. Mr. Krause also has a conflict of interest as an investor in SINA’s competitor, Inke (映客), and ISS notes, “the risk for conflict is of some concern.”9 Such financial compensation represents a significant incentive for Aristeia’s nominees to implement disruptive and potentially value-destructive alternatives for SINA at the behest of Aristeia.

Shareholders have the power to help build on SINA’s extraordinary momentum and support your Board and management team in generating sustainable, profitable growth. We urge you to vote against Aristeia’s short-term interest driven proposals by voting “AGAINST” each of Aristeia’s nominees on the WHITE proxy card TODAY.

TIME IS SHORT — PROTECT YOUR INVESTMENT AND FUTURE UPSIDE BY VOTING

“FOR” THE ELECTION OF SINA NOMINEE, YICHEN ZHANG, TODAY

The SINA Board unanimously urges shareholders to vote “FOR” Yichen Zhang and “AGAINST” each of Aristeia’s nominees on the WHITE proxy card TODAY and to discard any blue proxy card or other proxy materials you may receive from Aristeia. If you have already returned a blue proxy card, you can change your vote by signing, dating and returning a WHITE proxy card TODAY. Only your latest dated proxy card will be counted.

Your Vote Is Important, No Matter How Many or How Few Shares You Own!

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED

Shareholders may call toll-free (from the United States and Canada): 877-750-5834

International shareholders may call: +1-412-232-3651

Banks and brokers (call collect): 212-750-5833

Please visit http://corp.sina.com.cn/eng/AGM/ for more information.

8  Permission to use quotation neither sought nor obtained.

9  Permission to use quotation neither sought nor obtained.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This communication contains forward-looking statements that relate to, among other things, SINA’s expected performance and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2016 and its other filings with the SEC. Past performance is not necessarily indicative of future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The information in this communication is provided only as of the date hereof, and SINA assumes no obligation to update its forward-looking statements in this communication or elsewhere, except as required by law.

Contacts

Investor Relations

SINA Corporation
Phone: 8610-5898 3336
Email: ir@staff.SINA.com.cn

Larry Miller / Scott Winter

Innisfree M&A Incorporated

Phone: 212-750-5833

Media

Ed Trissel / Nick Lamplough

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212-355-4449